Exhibit 99.1

Leading the next phase of interventional psychiatry Technology. Evidence. Scale. Growth. AUG US T 2026 I NV E S T O R DE CK | Nasdaq / TASE: BWAY

DISCLAIMER

Safe Harbor and Non-GAAP/IFRS Financial Measures

This presentation does not constitute an offer or invitation to sell or issue, or any solicitation of an offer to subscribe for or acquire, any securities of the Company, nor to participate in any investment. This presentation shall not constitute advertising or be construed as commercial or promotional in nature. No representation or warranty is made as to the accuracy or completeness of this presentation. You must make your own investigation and assessment of the matters contained herein. In particular, no responsibility is assumed as to the achievement or reasonableness of any forecasts, estimates, or statements as to prospects contained or referred to in this presentation.

This presentation contains information that includes or is based on forward-looking statements within the meaning of the federal securities laws. Such statements are not guarantees of future performance. They reflect current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Factors include, but are not limited to: continued business impact from COVID-19; adverse economic conditions; changes in demand and pricing; manufacturing difficulties or delays; legislative and regulatory actions; changes in reimbursement; third-party payor decisions; product liability claims; U.S. healthcare reform; financial market conditions; competitive dynamics; failure to achieve sufficient market adoption; regulatory actions or delays; and our ability to realize expected operational and manufacturing efficiencies. Additional information about these and other risks is contained in our filings with the U.S. Securities and Exchange Commission. If one or more of these factors materialize, or if underlying assumptions prove incorrect, actual results may differ materially. This presentation also includes market and industry data from government and private publications and internal estimates and projections based on a number of assumptions. We undertake no obligation to update any forward-looking statement as a result of new information, future events, or otherwise.

Certain non-GAAP/IFRS financial measures are included in this presentation. These measures are presented to complement the financial information prepared in accordance with IFRS because management believes they are useful to investors. For example, Adjusted EBITDA, a non-IFRS measure, is widely used by investors and securities analysts to evaluate a company's operating performance without regard to one-time items (such as restructuring and litigation expenses) that can vary substantially from company to company. Management also uses Adjusted EBITDA with IFRS measures for planning purposes, including preparation of annual operating budgets, as a measure of operating performance. These non-GAAP/IFRS measures should be considered only as supplements to, and not superior to, financial measures prepared in accordance with IFRS. Other companies may calculate similarly titled non-GAAP/IFRS measures differently than the Company.

BrainsWay
Investor Deck | August 2026
2

WHY NOW

Interventional Psychiatry Has Reached an Inflection Point

Psychiatry never lacked effective treatments — it lacked scalable interventional care. BrainsWay solves scalability.

8.5M+

Deep TMS sessions delivered[1]

Proven, growing clinical demand across indications.

300M+

Covered lives[2]

Reimbursement is expanding across Medicare & commercial.

+25%

New provider sites YoY[1]

Providers are actively scaling interventional capacity.

ADOPTION IS ACCELERATING — NOT EMERGING

1,950	48	6	2020→26
Systems installed worldwide	US states served	Continents	Accelerating adoption

BrainsWay

Investor Deck | August 2026

3

THE EVOLUTION

From Deep TMS Device to Commercial Platform

BrainsWay is no longer a TMS company — every growth initiative now leverages one commercial infrastructure.

2015

Deep TMS
Device Company

First to market with a differentiated, patented Deep TMS coil.

2020

SWIFT
Technology Leader

Accelerated protocols & multiple FDA indications establish leadership.

2026 →

Platform
Commercial Platform

Home, AI development, clinic network, international & M&A on one platform.

ONE COMMERCIAL PLATFORM

- Deep TMS
- SWIFT
- New Indications
- Home Therapy
- AI & Data
- Clinic Network
- International
- M&A

BrainsWay

Investor Deck | August 2026

4

WHY BRAINSWAY WINS

The Category Leader With Scale, Science & Access

Deep TMS is now a mainstream, reimbursed pillar of psychiatry — and BrainsWay leads on scale, science and access.

4
FDA indications
Only Deep TMS platform cleared across four.

8.5M+
Sessions delivered
Real-world scale competitors cannot match.

1,950
Systems installed
Across 48 states and 6 continents.

DEEP TMS vs. TRADITIONAL "FIGURE-8" TMS





Feature	BrainsWay Deep TMS	Traditional TMS
Stimulation depth	1.8–2.0 cm[3,4]	0.7–1.0 cm[3]
Brain volume stimulated	Extensive (~17 cm[4])	Limited (~3 cm[4])
Therapy delivery	More reliable targeting	Prone to targeting errors
Structures treated	Deep and broad	Superficial and focal
RCT evidence	Multiple indications	Limited to depression

All competitors in the commercial depression space use variations of the traditional "figure-8" TMS coil design. Technological distinctions do not necessarily correlate with clinical outcomes

BrainsWay
Investor Deck | August 2026
5

THE MARKET OPPORTUNITY

A $15B+ Market — Less Than 2% Penetrated

A large, underpenetrated market where reimbursement is already in place — and the addressable base keeps expanding.

SIZING THE OPPORTUNITY

$15B+[5] Global Interventional Psychiatry TAM

~$4B[6] US depression

BrainsWay today — < 2% penetrated[7]

300M+
Covered lives
Reimbursement already in place.

170M+
Untreated patients
Across current partner markets.

4 → more
FDA indications
Each one expands the market.

Figures on this slide are not audited; for illustrative purposes only.

BrainsWay
Investor Deck | August 2026
6

THE GROWTH FLYWHEEL

Every Success Creates the Next Layer of Growth

Clinical leadership creates access → access drives adoption → adoption generates data and cash → capital fuels innovation and expansion.

1 Expand Clinical Evidence
New indications · published & real-world outcomes

2 Increase Reimbursement
Broader payer coverage · simplified authorization

3 Accelerate Adoption
More clinics · IDNs & health systems · international

BrainsWay Deep TMS Platform

Self-reinforcing growth engine

4 Grow Installed Base
Higher utilization · recurring revenue · data asset

5 Generate Cash & Capital
Strong cash · minority investments & M&A

6 Expand the Platform
Home therapy · AI & data · new indications

BrainsWay
Investor Deck | August 2026
7

BUSINESS MODEL & VISIBILITY

A Model Built to Compound — With Clear Line of Sight

Every system becomes a long-term asset — a one-time hardware sale transformed into high-margin, multi-year recurring revenue.

4-5 Yrs	90%+	1.3x
Multi-year leasing	**Customer retention**	**Book-to-bill**
Typical contract term (4–5 yr).	Durable, predictable revenue.	Bookings outpacing revenue.

FROM ONE-TIME SALE → TO HIGH-MARGIN RECURRING ARR

One-Time	›	Multi-Year	›	Recurring	›	Durable
Hardware sale		Lease + Pay-Per-Use		High-margin ARR		90%+ renewals
Transactional revenue		4–5 year contracts		Compounding backlog		Predictable & sticky

BrainsWay

Investor Deck | August 2026
8

CUSTOMER ECONOMICS

Why Clinics Keep Expanding

One chair leads to a second, then a third, then a second clinic — compelling economics drive enterprise-wide rollout.

SINGLE-CHAIR ECONOMICS

~$900K–$1.0M
Annual revenue per chair

~$250–300K
Profit per chair, per year

Rapid
Cash-on-cash return

ROBUST REIMBURSEMENT

3 established CPT codes
Well-defined billing across Medicare & major commercial insurers.

300M+ covered lives (depression)
Broad coverage in all 50 states; 100M+ covered for OCD.

Verified return on investment
Up to ~$10K revenue per depression patient course.

BrainsWay
Investor Deck | August 2026
9

THE SWIFT ADVANTAGE

From 20 Days to 6 Days

The only FDA-cleared 6-day accelerated Deep TMS protocol — a significantly faster path to relief.

STANDARD PROTOCOL

20 days

Treatment days in the acute phase – before maintenance

FASTER

SWIFT PROTOCOL

6 days

Only *6 treatment days in the acute phase – before maintenance*

FOR PATIENTS

- **Convenience** Less time away from daily life.
- **Faster relief** Accelerated path to benefit.

FOR PROVIDERS

- **Higher throughput** More patients per chair.
- **Capacity unlock** Scale without added footprint.

BrainsWay
Investor Deck | August 2026
10

STRATEGIC INVESTMENTS

Building a Proprietary Clinic Network

Capital. Patients. Infrastructure. Equity stakes facilitate partnership and increased patient access to care.

BACKED BY

Valor Equity Partners

VALOR

A ~$100B firm and BrainsWay's largest investor — an active partner in our scale strategy.

PORTFOLIO PEDIGREE

Tesla	SpaceX	PayPal
Uber	Anduril	Neuralink

THE PARTNERSHIP MODEL

200+

Potential partners in the pipeline.

10–15

Clinics potentially added annually.

No added OPEX

Capital-light expansion model.

BrainsWay

Investor Deck | August 2026

11

CONTINUUM OF CARE

Extending Treatment Beyond the Clinic

One platform follows the patient across the entire care journey — from clinic, into the home, through continuous digital monitoring.

1 STAGE 1
Clinic

In-clinic Deep TMS & SWIFT anchor the standard of care and generate recurring treatment revenue.

›

2 STAGE 2
Home

At-home neuromodulation extends treatment beyond the clinic — reaching patients where care historically stopped.

›

3 STAGE 3
Digital Monitoring

Remote monitoring & data close the loop — feeding the same clinical dataset and deepening engagement.

Every stage feeds the same commercial platform and proprietary clinical dataset. Home therapy enabled via strategic investment in Neurolief — $11M convertible with milestone tranches and a call option to acquire.

BrainsWay
Investor Deck | August 2026
12

G LO B A L E X P A N S I O N A Multi - Billion - Dollar International Opportunity We are not entering these markets — we are scaling established commercial partnerships across regions with hundreds of millions 9 of untreated patients. 37M Europe 71M China 6M Japan 57M India 1.3M Australia 170 M + 13 Investor Deck | August 2026 Untreated patients across current partner markets. Scaling proven partnerships — not building new markets from scratch.

Q2 2026 PERFORMANCE

Financial Results Validate the Thesis

Record system shipments are converting into revenue growth, high margins, profitability and cash.

SYSTEMS SHIPPED **125** +42% year-over-year	**+35%** Revenue growth	**75%** Gross margin	**+141%** Adj. EBITDA
RPO **+$80M** +30% year-over-year	**+314%** Operating income	**$62.4M** Cash balance	**+34%** Net income

H1 2026 MOMENTUM

More Systems → More Revenue → Higher Margins → Stronger Profitability → Higher RPO → Growing Cash

Revenue +35% | Operating Income +281% | Adj. EBITDA +130% | Shipments +43% | Net Income +60% | RPO +30%

*Adjusted EBITDA is a Non-IFRS Measure. See operating income results, the closest IFRS measure, and the reconciliation table in the Company's Earnings release. RPO = Remaining Performance Obligations.

BrainsWay

Investor Deck | August 2026

14

Revenue Growing Far Faster Than Costs Recent revenue growth >30% while targeted OPEX growth stays <15% — profitability compounds. 40 53 73 90 32 41 51 70 28 29 36 41 - 2 5 7 14 2023 2026E 2024 Bookings Revenue OPEX 2025 Adj. EBITDA Revenue +30 - 34% growth OPEX <15% growth Adj. EBITDA $13 - 14M in 2026E $ in millions O PER A T I N G L EVER A G E *Adjusted EBITDA is a Non - IFRS Measure. See operating income results, the closest IFRS measure, and the reconciliation table in the Company’s Earnings release 15 Investor Deck | August 2026

THE INVESTMENT CASE

Why BrainsWay, Why Now

01 **The market is inflecting.** Interventional psychiatry is going mainstream.

02 **BrainsWay leads.** The only Deep TMS platform with 4 FDA indications.

03 **The economics compound.** Strong recurring revenue, 90%+ retention, operating leverage.

04 **The platform expands.** Home, AI, clinic network, international & M&A.

05 **Execution validates the thesis.** Record shipments converting into revenue, margin & cash.

BrainsWay
Investor Deck | August 2026
16

Building the Global Platform for Interventional Psychiatry. One Platform Millions of Patients Decades of Growth N AS D AQ / T AS E : B W AY 17

Investor Deck | August 2026 References 1. Data on file 2. See company reimbursement database; published payer policies; and sec.gov/Archives/edgar/data/1735948/000110465921043982/tm2111152d1_ex99 - 1.htm 3. BrainsWay Data on File; Depth, measured in phantom head, is from cortical surface toward brain center for which E - field >=100V/m for calibrated stimulator output. If measuring from scalp surface, an additional 1.5 cm should be added; See also, Guadagnin, V., et. al., 2016. Deep Transcranial Magnetic Stimulation: Modeling of Different Coil Configurations. 63, 1543 – 1550. 4. Fiocchi, S., et. al., 2016. Modelling of the Electric Field Distribution in Deep Transcranial Magnetic Stimulation. 2016 5. $15B+ Global TAM assumes existing and not - yet - cleared planned indications; based on BrainsWay internal market model (WHO Global Burden of Disease; NIMH; CDC) and payer reimbursement assumptions. 6. ~$4B US depression ≈ 3.4M insured MDD patients п ~33 sessions п ~$70 ≈ $8B TAM (8/24/2020 Oppenheimer Research Report), of which ~$4B is serviceable near - term. 7. <2% penetration based on Company data on file: installed base and cumulative treatments vs. estimated eligible patient population and TAM. 8. Company estimate based on data on file. 9. llustrative number; See, for example, https://worldpopulationreview.com/country - rankings/depression - rates - by - country. 18 A PPEN D I X